Exhibit 99.1

CHINA NORTH EAST
PETROLEUM HOLDINGS, LTD

ESTIMATED FUTURE RESERVES
AND INCOME
AS OF DECEMBER 31, 2010

USING SEC CRITERIA

DISCUSSION

     RALPH E. DAVIS ASSOCIATES, INC.
Texas Registered Engineering Firm F-1529

March 2, 2011

China North East Petroleum Holdings, Ltd.
445 Park Avenue
New York, NY 10022

Gentlemen:

At your request the firm of Ralph E. Davis Associates, Inc (“Davis”) of Houston, Texas USA has prepared an estimate of the oil and natural gas reserves on specific leaseholds in which China North East Petroleum Holdings, Ltd. (CNEP) has interest. This report presents our estimate of the proved developed producing and proved undeveloped as well as the probable and possible undeveloped reserves anticipated to be produced from those leaseholds and remaining as of December 31, 2010. The subject properties are located in Jilin Province, Peoples Republic of China.

Davis has reviewed 100% of CNEP’s proved, probable and possible properties located in Jilin Province, People Republic of China. It is our opinion that these properties represent all of CNEP’s oil and gas assets that may be classified as proved, probable or possible as per the Securities Exchange Commission directives as detailed later in this report.

The reserves associated with this review have been classified in accordance with the definitions of the Securities and Exchange Commission as found in Part 210—Form and Content of and Requirements for Financial Statements, Securities Act of 1933, Securities Exchange Act of 1934, Public Utility Holding Company Act of 1935, Investment Company Act of 1940, Investment Advisers Act of 1940, and Energy Policy and Conservation Act of 1975, under Rules of General Application § 210.4 -10 Financial accounting and reporting for oil and gas producing activities pursuant to the Federal securities laws and the Energy Policy and Conservation Act of 1975. A summation of these definitions is included as a portion of this letter.

China North East Petroleum Holdings, Ltd	March 2, 2011

It should be understood that the various reserve categories have different risk associated with them. Proved reserves are more likely to be produced than probable reserves; and, probable reserves are more likely to be produced than possible reserves. Therefore the different reserve categories should not be considered to be directly additive.

We have also estimated the future net revenue and discounted present value associated with these reserves as of December 31, 2010, utilizing a scenario of non-escalated product prices as well as non-escalated costs of operations, i.e., prices and costs were not escalated above current values as detailed later in this report. The present value is presented for your information and should not be construed as an estimate of the fair market value.

The results of our study are summarized as follows:

Estimated Net Reserves and Income Data
Certain Leasehold Interests of
China North East Petroleum Holdings, Ltd.
As of December 31, 2010

	PROVED
	PRODUCING	UNDEVELOPED	TOTALS

Net Remaining Reserves
Oil/Condensate-MBarrels	3.389.9	2,086.3	5,476.2

Income Data-M$
Future Gross Revenue	$262,070.0	$161,291.3	$423,361.3
VAT and Other Taxes	$82,996.1	$51,098.6	$134,094.6
Operating Costs	$21,400.1	$28,995.1	$50,395.2
Capital Costs	$0	$4,945.8	$4,945.8
Future Net Income (FNI)	$157,673.8	$76,251.9	$233,925.7
FNI @ 10%	$113,703.1	$39,373.6	$153,076.7

China North East Petroleum Holdings, Ltd	March 2, 2011

Estimated Net Reserves and Income Data
Certain Leasehold Interests of
China North East Petroleum Holdings, Ltd.
As of December 31, 2010

	PROBABLE	POSSIBLE
	UNDEVELOPED	UNDEVELOPED

Net Remaining Reserves
Oil/Condensate-MBarrels	283.4	953.9

Income Data-M$
Future Gross Revenue	$21,909.5	$73,745.2
VAT and Other Taxes	$6,934.2	$23,350.0
Operating Costs	$978.2	$748.5
Capital Costs	$4,348.3	$0
Future Net Income (FNI)	$9,648.8	$49,646.7
FNI @ 10%	$4,762.5	$38,072.6

Note: There may be differences in the addition as a result of computer program rounding of numbers.
Note2 Possible capital costs included with probable.

Liquid volumes are expressed in thousands of 42 gallon barrels (MBbls) of stock tank oil. There are currently no gas sales occurring.

DATA SOURCE

Basic well and field data used in the preparation of this report were furnished by CNEP. Records as they pertain to factual matters such as acreage controlled, the number and depths of wells, reservoir pressure and production history, the existence of contractual obligations to others and similar matters were accepted as presented.

Additionally, the analyses of these properties utilized not only the basic data on the subject wells but also data on analogous properties if needed. Well logs, ownership interest, revenues received from the sale of products and operating costs were furnished by CNEP. No physical inspection of the properties was made nor any well tests conducted.

Operating costs for the previous twelve month period for were provided by CNEP along with an average of each property’s lease operating expense and well operating expense for the same time period. This data was used to determine the direct cost of operation for each property or producing unit.

China North East Petroleum Holdings, Ltd	March 2, 2011

RESERVE ESTIMATES

The reserves presented in this report have been estimated using engineering and geological methods widely accepted in the industry. In general, these estimates were made using performance methods that utilize extrapolations of various historical data including, but not limited to, oil, gas and water production. For the undeveloped reserves, estimates were made using analogy to wells within each respective field and reservoir.

CNEP converted five of its wells in Qian 112 Field to water injection in 2008 in order to implement a water flood program. Response from this injection has been realized in offset wells; consequently secondary recovery reserves for Qian 112 have again been included in the report. Based upon the response from these wells, a Secondary to Primary ratio of 0.5 to 1 was used to assign proved reserves. Additional probable secondary reserves of 0.3 to 1 (0.8 to 1 proved plus probable) Secondary to Primary ratio has also been assigned based on the better responses in some of the offset wells. A total Secondary to Primary ratio of 1 to 1 was also used in the estimate of proved plus probable plus possible additional water flood reserves. Improved recovery that is currently seen as of the date of this report from existing producing wells has been reclassified from proved undeveloped to proved producing. The remainder of the secondary recovery reserves have been retained as proved, probable or possible undeveloped.

The accuracy of reserve estimates is dependent upon the quality of available data and upon the independent geological and engineering interpretation of that data. The quantities presented herein are estimated reserves of oil that geologic and engineering data demonstrate can be recovered from known reservoirs under current economic conditions with reasonable certainty. The reserves are calculated using acceptable methods and procedures and are believed to be reasonable; however, future reservoir performance may justify revision of these estimates.

PRODUCING RATES

As mentioned previously, estimated reserves are scheduled for recovery primarily on the basis of actual producing rates or appropriate well test information. They were prepared giving consideration to engineering and geological data such as reservoir pressure, anticipated producing mechanisms, the number and types of completions, as well as past performance of analogous reservoirs.

These and other future rates may be subject to regulation by various agencies, changes in market demand or other factors; consequently, reserves recovered and the actual rates of recovery may vary from the estimates included herein. Scheduled dates of future well completions may vary from that provided by CNEP due to changes in market demand or the availability of materials and/or capital; however, the timing of the wells and their estimated rates of production are reasonable and consistent with established performance to date.

China North East Petroleum Holdings, Ltd	March 2, 2011

PRICING PROVISIONS

The unit price used throughout this report for crude oil is based upon the appropriate price in effect the first trading day of each month during calendar 2010, and averaged for the year. Davis, in order to confirm that this price is consistent with SEC requirements obtained information showing the first week oil price as posted for the China Daqing Spot Price for each month for the year 2010.

Crude Oil - The unit price used throughout this report for crude oil is based upon the average of prices for 2010 as indicated above. An average crude oil price of $77.31 per barrel was held constant throughout the contract life of the property. Prices for liquid reserves scheduled for initial production at some future date were estimated using current prices on the same properties.

Natural Gas – CNEP sells no natural gas.

FUTURE NET INCOME

Future net income is based upon gross income from future production, less direct operating expenses and taxes (VAT, Oil Surcharge, Resource and local). Estimated future capital for development costs was also deducted from gross income at the time it will be expended. No allowance was made for depletion, depreciation, income taxes or administrative expense.

Direct lease operating expense includes direct cost of operations of each lease or an estimated value for future operations based upon analogous properties. Lease operating expense and/or capital costs for drilling and completion were held constant throughout the remaining contract life of the properties. Neither the cost to abandon onshore properties nor the salvage value of equipment was considered in this report.

Future net income has been discounted for present worth at values ranging from 0 to 100 percent using continuous discounting. In this report the future net income is discounted at a primary rate of ten (10.0) percent.

GENERAL

China North East Petroleum Holdings, Ltd. has provided access to all of its accounts, records, geological and engineering data, reports and other information as required for this investigation. The ownership interests, product classifications relating to prices and other factual data were accepted as furnished without verification.

China North East Petroleum Holdings, Ltd	March 2, 2011

No consideration was given in this report to potential environmental liabilities which may exist, nor were any costs included for potential liability to restore and clean up damages, if any, caused by past operating practices.

If investments or business decisions are to be made in reliance on these estimates by anyone other than our client, such person with the approval of our client is invited to arrange a visit so that he can evaluate the assumptions made and the completeness and extent of the data available on which the estimates are made.

This report has been prepared for the exclusive use of China North East Petroleum Holdings, Ltd. and shall not be reproduced, distributed or made available to any other company without the written consent of Ralph E. Davis Associates, Inc. Such consent will not be unreasonably withheld if the report is utilized in its entirety.

Very truly yours, RALPH E. DAVIS ASSOCIATES, INC.

L. B. Branum, P.E. Vice President

CERTIFICATE OF QUALIFICATION

I, Lloyd B. Branum, of 1717 St. James Place, Suite 460, Houston, Texas 77056 hereby certify:

1.
I am an employee of Ralph E. Davis Associates, Inc., that has prepared an estimate of the oil reserves on specific leaseholds in which China North East Petroleum Holdings, Ltd. has certain interests.  The effective date of this evaluation is December 31, 2010.

2.	I am Licensed Professional Engineer by the State of Texas, P.E. License number 42019.

3.
I attended the University of Missouri at Rolla, Rolla, Missouri and graduated with a Bachelor of Science Degree in Petroleum Engineering in 1970.  I have in thirty eight years experience in the Petroleum Industry of which over thirty years experience are in the conduct of evaluation and engineering studies relating to both domestic U.S. oil and gas fields and international energy assets.

4.
I have prepared reserve evaluation studies and reserve audits for public and private companies for the purpose of reserve certification filings in foreign countries, domestic regulatory filings, financial disclosures and corporate strategic planning.  I personally supervised and participated in the evaluation of the China North East Petroleum Holdings, Ltd.  properties that are the subject of this report.

5.	I do not have, nor do I expect to receive, any direct or indirect interest in the securities of China North East Petroleum Holdings, Ltd. or any affiliated organizations.

6.
A personal field inspection of the properties was not made, however, such an inspection was not considered necessary in view of the information available from information, records and the files of the operator of the properties.

SIGNED:  March 4, 2011

Lloyd B. Branum, P.E.
Vice President
Ralph E. Davis Associates, Inc.

RESERVES DEFINITIONS

     RALPH E. DAVIS ASSOCIATES, INC. Texas Registered Engineering Firm F-1529

SECURITIES AND EXCHANGE COMMISSION DEFINITIONS OF RESERVES

The following information is taken from the United States Securities and Exchange Commission:

PART 210—FORM AND CONTENT OF AND REQUIREMENTS FOR FINANCIAL STATEMENTS, SECURITIES ACT OF 1933, SECURITIES EXCHANGE ACT OF 1934, PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, INVESTMENT COMPANY ACT OF 1940, INVESTMENT ADVISERS ACT OF 1940, AND ENERGY POLICY AND CONSERVATION ACT OF 1975

Rules of General Application
§ 210.4 -10 Financial accounting and reporting for oil and gas producing activities pursuant to the Federal securities laws and the Energy Policy and Conservation Act of 1975.

Reserves
Reserves are estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. In addition, there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and gas or related substances to market, and all permits and financing required to implement the project.

Reserves should not be assigned to adjacent reservoirs isolated by major, potentially sealing, faults until those reservoirs are penetrated and evaluated as economically producible. Reserves should not be assigned to areas that are clearly separated from a known accumulation by a non-productive reservoir (i.e., absence of reservoir, structurally low reservoir, or negative test results). Such areas may contain prospective resources (i.e., potentially recoverable resources from undiscovered accumulations).

Proved Oil and Gas Reserves
Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

(i) The area of the reservoir considered as proved includes:
     (A) The area identified by drilling and limited by fluid contacts, if any, and
     (B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

(ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

(iii) Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

(iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:
     (A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and

Securities and Exchange Commission	Page 2
§ 210.4-10 Definitions (of Reserves)
Modified, Effective 2009 for Filings of 12/31/2009 and Thereafter

     (B) The project has been approved for development by all necessary parties and entities, including governmental entities.

(v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

Reasonable certainty. If deterministic methods are used, reasonable certainty means a high degree of confidence that the quantities will be recovered. If probabilistic methods are used, there should be at least a 90% probability that the quantities actually recovered will equal or exceed the estimate. A high degree of confidence exists if the quantity is much more likely to be achieved than not, and, as changes due to increased availability of geoscience (geological, geophysical, and geochemical), engineering, and economic data are made to estimated ultimate recovery (EUR) with time, reasonably certain EUR is much more likely to increase or remain constant than to decrease.

Reliable technology. Reliable technology is a grouping of one or more technologies (including computational methods) that has been field tested and has been demonstrated to provide reasonably certain results with consistency and repeatability in the formation being evaluated or in an analogous formation.

Probable Reserves
Probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered.

     (i) When deterministic methods are used, it is as likely as not that actual remaining quantities recovered will exceed the sum of estimated proved plus probable reserves. When probabilistic methods are used, there should be at least a 50% probability that the actual quantities recovered will equal or exceed the proved plus probable reserves estimates.

     (ii) Probable reserves may be assigned to areas of a reservoir adjacent to proved reserves where data control or interpretations of available data are less certain, even if the interpreted reservoir continuity of structure or productivity does not meet the reasonable certainty criterion. Probable reserves may be assigned to areas that are structurally higher than the proved area if these areas are in communication with the proved reservoir.

     (iii) Probable reserves estimates also include potential incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than assumed for proved reserves.

Possible Reserves
Possible reserves are those additional reserves that are less certain to be recovered than probable reserves.

     (i) When deterministic methods are used, the total quantities ultimately recovered from a project have a low probability of exceeding proved plus probable plus possible reserves. When probabilistic methods are used, there should be at least a 10% probability that the total quantities ultimately recovered will equal or exceed the proved plus probable plus possible reserves estimates.

     (ii) Possible reserves may be assigned to areas of a reservoir adjacent to probable reserves where data control and interpretations of available data are progressively less certain. Frequently, this will be in areas where geoscience and engineering data are unable to define clearly the area and vertical limits of commercial production from the reservoir by a defined project.

     (iii) Possible reserves also include incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than the recovery quantities assumed for probable reserves.

     (iv) The proved plus probable and proved plus probable plus possible reserves estimates must be based on reasonable alternative technical and commercial interpretations within the reservoir or subject project that are clearly documented, including comparisons to results in successful similar projects.

     (v) Possible reserves may be assigned where geoscience and engineering data identify directly adjacent portions of a reservoir within the same accumulation that may be separated from proved areas by faults with displacement less than

Securities and Exchange Commission	Page 3
§ 210.4-10 Definitions (of Reserves)
Modified, Effective 2009 for Filings of 12/31/2009 and Thereafter

formation thickness or other geological discontinuities and that have not been penetrated by a wellbore, and the registrant believes that such adjacent portions are in communication with the known (proved) reservoir. Possible reserves may be assigned to areas that are structurally higher or lower than the proved area if these areas are in communication with the proved reservoir.

     (vi) Pursuant to paragraph (a)(22)(iii) of this section, where direct observation has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves should be assigned in the structurally higher portions of the reservoir above the HKO only if the higher contact can be established with reasonable certainty through reliable technology. Portions of the reservoir that do not meet this reasonable certainty criterion may be assigned as probable and possible oil or gas based on reservoir fluid properties and pressure gradient interpretations.

Developed Oil and Gas Reserves
Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

     (i) Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

     (ii) Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Undeveloped Oil and Gas Reserves
Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

     (i) Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

     (ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time.

     (iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in paragraph (a)(2) of this section, or by other evidence using reliable technology establishing reasonable certainty.

Additional Definitions:

Deterministic Estimate
The method of estimating reserves or resources is called deterministic when a single value for each parameter (from the geoscience, engineering, or economic data) in the reserves calculation is used in the reserves estimation procedure.

Probabilistic Estimate
The method of estimation of reserves or resources is called probabilistic when the full range of values that could reasonably occur for each unknown parameter (from the geoscience and engineering data) is used to generate a full range of possible outcomes and their associated probabilities of occurrence.

Reasonable Certainty
If deterministic methods are used, reasonable certainty means a high degree of confidence that the quantities will be recovered. If probabilistic methods are used, there should be at least a 90% probability that the quantities actually recovered will equal or exceed the estimate. A high degree of confidence exists if the quantity is much more likely to be achieved than not, and, as changes due to increased availability of geoscience (geological, geophysical, and geochemical), engineering, and economic data are made to estimated ultimate recovery (EUR) with time, reasonably certain EUR is much more likely to increase or remain constant than to decrease.